

DIVISION OF

CORPORATION FINANCE

January 13, 2011

Richard M. Lavers
Chief Executive Officer
All American Group, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

> **Re:** **All American Group, Inc.**
> **Schedule 13E-3**
> **Filed December 17, 2010**
> **File No. 005-19485**
>
> **Registration Statement on Form S-4**
> **Filed December 17, 2010**
> **File No. 333-171241**

Dear Mr. Lavers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1. Please delete the language in the first and third paragraphs on page three as they attempt to disclaim (i) responsibility for disclosure made by all of the filing persons (two sentences) and (ii) an obligation to file the Schedule 13E-3.

Item 2. Subject Company Information, page 3

2. Please provide the number of shares outstanding as of the most recent practicable date. We note that you have provided this information as of October 31, 2010.

Item 3. Identity and Background of Filing Persons, page 3

3. Please include the information required by Item 1003(a)-(c) for H.I.G. Advisors IV, L.L.C. Also include, or incorporate by reference, Item 1003(a)-(c) information for each of the company's directors and officers, as required by Instruction C to Schedule 13E-3.

4. Please include all of the disclosure from Items 3, 5 and 11 in the prospectus/proxy statement delivered to security holders.

Item 11. Interest in Securities of the Subject Company, page 9

5. We note the last paragraph on page 9. Please confirm your understanding that beneficial ownership is determined pursuant to Rule 13d-3, not based on whether a person files a Schedule 13E-3.

Form S-4

General

6. Please revise to indicate that the proxy statement is a preliminary copy. Please refer to Rule 14a-6(e)(1).

7. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.

8. We note that the Special Committee engaged a fairness advisor in connection with its consideration of the merger transaction. However, you have not included a summary of the fairness opinion in the preliminary proxy statement. Please revise your disclosure to include the summary and all information required by Item 1015(b) of Regulation M-A. Please also include a discussion of the analyses the financial advisor performed and presented to the Special Committee. In this regard, we note the analyses included in the

"Transaction Overview" section of Exhibit(c)(2) to the Schedule 13E-3 filed December 17, 2010.

9. Ensure that you include all of the information required by Part D of Form S-4, including information about each person who will serve as a director or executive officer of the surviving company that is required by Item 18(a)(7) of Form S-4. Note that the compensation information you provide should be updated to include your fiscal year ended December 31, 2010.

Letter to Shareholders/Prospectus Cover page

10. Please note that if you elect to use a letter to shareholders, this must serve as your prospectus cover page. In either case, the letter or cover page must include all of the information required by Item 501 of Regulation S-K, including, for example, a cross-reference to the risk factors. The information must also be provided in plain English. In this regard, please include only the information that is required by Item 501 or that is key to an investment decision, and avoid over-reliance on parenthetical definitions.

Introduction

11. Revise this section to highlight that holders of the trust units may not receive any cash payment from liquidating trust, that the sale of the Specialty Vehicles division must be agreed upon within 9 months (and completed 90 days later) and that the sale must result in net proceeds of $12 million before any proceeds are available to be paid to holders of the trust units. Also disclose here and in the corresponding section on page 45 how the Schedule 13E-3 filing persons would benefit from a sale outside of the time period described above or that resulted in net proceeds lower than $12 million. Finally, disclose how the first $5 million of a sale would be allocated.

Summary Term Sheet, page 1

Interests of Certain Persons in the Merger (see pages 31 and 56), page 2

12. The first paragraph of the financial advisor's opinion attached as Appendix D states that certain of your shareholders may enter into arrangements to obtain or retain an equity interest in you or your acquiror following the completion of the merger. Please tell us whether any of your executive officers, directors or affiliates will benefit from this arrangement, and if so, please revise your disclosure here and throughout the registration statement as appropriate to specifically identify the individuals eligible to benefit from these arrangements.

13. Regarding the shareholders who may obtain or retain an equity interest in the company after the merger, please tell us what consideration you have given to whether such persons should be identified as filing persons on Schedule 13E-3 and to whether the offer

of any equity interests that they will obtain or retain should be registered under the Securities Act.

14. If any of your shareholders will obtain or retain a security interest in you or the Acquiror following the completion of the merger, please provide a full description of the terms of the arrangement here and elsewhere as appropriate. See Item 1004(c) of Regulation M-A.

Risk Factors, page 10

Risks Relating to the Operation of the Specialty Vehicles Business, page 12

We depend on a small group of suppliers for some of our components . . . , page 12

15. You disclose that you may not be able to secure replacement financing to obtain an adequate number of chassis after March 31, 2011. Please further disclose whether Acquiror has any obligation to provide financing to the Specialty Vehicles business in the event that other replacement financing is unavailable. Please revise your discussion to state that a lack of financing to obtain an adequate supply of chassis may have a material adverse impact on the sale committee's ability to sell the Specialty Vehicles business. Please also revise the risk factor heading to identify the financing risk as it relates to your ability to purchase chassis and its potential adverse impact on your ability to sell the business.

Changes to, or increases in, the regulations governing our business . . . , page 14

16. Please revise the last paragraph to state whether you believe you are in compliance with the federal, state and local regulations applicable to your Specialty Vehicles business. In an appropriate risk factor, please also address any risk, if material, that your obligations under such regulations could make it more difficult to sell the Specialty Vehicles business or otherwise impact shareholders' ability to receive a distribution for any units they hold in the Trust.

Special Factors, page 16

Background, page 16

17. Please revise your disclosure to describe the formation of the special committee, including the authority and duties given to it by the board of directors.

18. The "Situation Background" section of the Houlihan Lokey presentation filed as Exhibit 99.C.2 to the Schedule 13E-3 filed on December 17, 2010 states that you retained R.W. Baird to explore financing and M&A alternatives in early 2009. The presentation further indicates that R.W. Baird contacted 36 parties but that you were unable to generate any

"serious" interest. Please revise the background section to disclose this information, including the following:

- a discussion of the financing and M&A alternatives considered;

- the extent to which contacts were made with interested parties and the extent and content of management's discussions with any interested parties;

- why it was determined that such alternatives were not appropriate at that time and why the company determined that the interest generated was not "serious"; and

- why you ultimately chose to enter into the loan transaction with H.I.G.

19. We note your reference on pages 17 and 28 to a liquidation analysis prepared in connection with the board's review and evaluation of the merger. On page 17, you indicate that you engaged a financial advisor to deliver a "hypothetical Chapter 7 orderly liquidation analysis." Please identify the financial advisor and file its consent to be named in the registration statement and its consent to your inclusion of a summary of the analysis. Please refer to Rule 436 of Regulation C.   Also, provide all disclosure provided by Item 1015 of Regulation M-A.

20. Throughout this section, please clarify the transactions and terms that were offered by which parties. For example:

- We note disclosure on page 26 that the Acquiror and H.I.G. believe the transaction is fair because the cash portion of the Merger Consideration exceeded "the cash offered by the private equity firm . . ." However disclosure in the Background section indicates that the private equity firm was only interested in the Specialty Vehicles business.

- On page 19, you state that Mr. Johnson had discussions with a "strategic buyer" that expressed interest in purchasing H.I.G.'s common shares at the same price that H.I.G. had proposed. Then on October 22, Mr. Johnson inquired whether H.I.G. would consider selling its shares to a third party for $0.22 per share. Please clarify whether this was the "strategic buyer's" offer and what the basis of the $0.22 per share was. In addition, you state that Mr. Sanford said that the offer was not acceptable to H.I.G. because it "effectively" offered more per share to the Minority Shareholders than it did to H.I.G.   The basis for this conclusion is unclear from the disclosure. Please elaborate.

21. Please revise the last sentence of the fourth full paragraph on page 17 to clarify that Houlihan Lokey has been engaged by your company to provide financial advisory services. In this regard, we note the disclosure in the third full paragraph on page D-4.

22. Please revise the fourth full paragraph on page 18 to disclose the number of parties Mr. Johnson contacted to solicit indications of interest. Please further disclose his methods of solicitation.

23. Please revise the last paragraph on page 18 to further disclose the content of the discussions regarding the sales forecasts and projections. Also, disclose the financial projections.

24. Please revise the first full paragraph on page 21 to fully discuss how the directors viewed H.I.G.'s rejection of the strategic buyer's proposal and the timing of the private equity firm's interest. In your discussion, please specifically state why the directors concluded that it was appropriate to continue to negotiate with H.I.G.

25. We note your disclosure on page 31 in "Interests of Certain Persons in the Merger" that entry into new employment agreements with Mr. Lavers and Ms. Zuhl is a condition to the merger. Please enhance your discussion in the Background section to state when and by whom this condition of the merger was negotiated and how the terms of the employment agreements differ materially from the current employment agreements.

Fairness of the Merger; Reasons for the Recommendation . . . , page 23

26. Here and throughout the proxy statement/prospectus, you refer to the fairness of the transaction to Minority Shareholders. However, you must discuss the fairness of the transaction to your unaffiliated shareholders. Your definition of Minority Shareholders includes shareholders who are affiliates (i.e. officers and directors). Therefore, please revise to be clear that your discussion addresses fairness to unaffiliated shareholders. Please apply this comment to the fairness determination made by the Acquiror and all other filing persons.

27. Please revise the second bullet on page 23 to clarify that the Minority Shareholders may realize additional consideration regarding the potential sale of the Specialty Vehicles business. The current disclosure incorrectly implies that the sale will occur.

28. Please quantify the "significant expenses" the company faces by remaining a public company.

29. We note that the special committee and board received and considered the Houlihan Lokey presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board of directors adopted Houlihan Lokey's analysis as their own.

30. We note your disclosure in the Introduction that Mr. Lavers initially served as the Shareholders Representative and was succeeded by Mr. Johnson. Please revise your disclosure to clearly state the duties that Mr. Lavers had and Mr. Johnson has as Shareholders Representative. Please further revise to state whether the special committee and the board considered the appointment of the Shareholders Representative in determining the procedural fairness of the merger agreement.

31. We note your disclosure in the first bullet point on page 24 as well as the disclosure in clause (iv) of the first full paragraph on page D-5 of Houlihan Lokey's fairness opinion. Please address how the special committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than excluded holders, rather than all security holders unaffiliated with your company.

32. Please revise the second bullet in the second paragraph on page 24 to describe the referenced conditions and to explain how the conditions to completion of the merger present risks or negative consequences.

33. Your disclosure in the last bullet on page 24 states that the Special Committee engaged an "independent" financial advisor in connection with the consideration of the merger transaction. We also note your disclosure in the third paragraph on page 17 that the board of directors instructed the Special Committee to retain "independent" advisors to consider the merger transaction. Please explain to us how you determined that Houlihan Lokey was an "independent" financial advisor given the disclosures in the fairness opinion on page D-4 indicating its engagement in advisory services to your company, HIG and other participants in the Transaction.

34. In your discussion of procedural factors, please state that approval of the majority of unaffiliated shareholders is not required, and explain why the Special Committee and the Board nevertheless believed the transaction was procedurally fair to unaffiliated shareholders. This comment also applies to your discussion of the fairness conclusion made by the other filing persons.

35. We note your disclosure in the last paragraph of this section. Please explain how you determined that no unaffiliated representative was necessary to represent the interests of the unaffiliated security holders given the heightened bargaining position of H.I.G. (as controlling shareholder and indirect lender to the company) throughout the course of negotiations.

Position of Acquiror and H.I.G. All American as to the Fairness of the Merger, page 26

36. Please disclose what consideration the Acquiror, H.I.G. and the other filing persons gave to the factors listed in Instruction 2 to Item 1014 in making their fairness determination.

We note that you briefly discuss premiums over historical stock prices and net book value.

Certain Effects of the Merger, page 29

37. Please ensure that you discuss the effects of the merger on the company and on all of the filing persons. This discussion should not be limited to effects on the company, the Acquiror and the shareholders. In addition, it appears that the discussion of federal tax consequences that you provide beginning on page 32 applies only to shareholders. You must also provide a discussion of the federal tax consequences of the transaction on the company and each of the filing persons.

Material United States Federal Income Tax Consequences of the Merger, page 32

38. Please remove the statement on page 33 that the discussion is "for general information only". This implies that shareholders cannot rely on the information.

The Merger Agreement, page 46

39. We note your statement in the second paragraph that "the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material . . . or may have been used for the purpose of allocating risk . . . rather than establishing matters as facts." You further indicate your description of the merger agreement is not included to provide factual information and should not be relied upon as actual facts about the parties to the merger. Investors are entitled to rely upon the disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please revise this paragraph and any other similar disclaimers and consider whether additional specific disclosure of material information regarding material contractual provisions in the merger agreement are required to make the statements included in the disclosure document not misleading.

Financial Information, page 61

40. Please revise to provide all of the disclosure required by Item 1010(c)(1) and (4) of Regulation M-A.

41. Please provide the disclosure required by Item 1010(c)(6) of Regulation M-A or provide us your detailed legal analysis why you believe the pro forma financial is not material. We note that current security holders will have a continuing interest in the company through their holding of trust units.

Securities Ownership, page 63

42. Please revise to provide footnote disclosure of the individual(s) having beneficial ownership of the shares owned by H.I.G. All American, LLC and GAMCO Investors, Inc.

Exhibit D – Fairness Opinion, page D-1

43. We note that Houlihan Lokey's description of the transaction in the first paragraph of the letter does not state that the Excluded Holders will share in the Trust proceeds via the interest in the Trust Units they will receive in the transaction. Please clarify for us supplementally whether Houlihan Lokey considered the fact that the Excluded Holders would also receive Trust Units in the transaction when determining that the consideration to the unaffiliated holders is fair.

Exhibit 99.1

44. Please file the financial advisor's consent as Exhibit 23.3. Please refer to Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In addition, in responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions at (202) 551-3619 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: James A. Strain, Esq. (*via facsimile at* (317) 713-3699)
       Taft Stettinius & Hollister LLP
       One Indiana Square
       Suite 3500
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